

May 15, 2015

Michael L. Gravelle
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Black Knight Financial Services, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 11, 2015**
> **File No. 333-201241**

Dear Mr. Gravelle:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Corporate Structure and Reorganization, page 9

1.   You state on page 12 that investors in this offering will hold 11.4% of the voting power in BKFS and indirectly hold 11.4% of the economic interest in BKFS Operating LLC. However, this amount appears inconsistent with the information presented in the charts on pages 13 and 57, where you disclose that public shareholders will own 16.7% voting power in BKFS and 16.7% indirect economic interest in BKFS Operating LLC. Please advise or revise.

Capitalization, page 63

2.   The second bulleted item indicates that you are presenting information in the table on a pro forma basis, yet it appears that the information contained in the second column labeled "Pro Forma" contains the pro forma adjustments rather than the pro forma

information. Please revise or advise. You also indicate that the table should be read in conjunction with numerous presentations throughout the filing. For clarity, please revise to cross-reference in the filing more specifically where the amounts are derived.

Dilution, page 65

3.   Your table discloses that investors in this offering will experience dilution of $0.10 per share. However, this figure appears to be inconsistent with the assumed initial offering price of $23.50 and the net tangible value per share after this offering of $(23.60). In addition, please provide the supporting computations for the pro forma net tangible book values as of March 31, 2015 of $(1,799.8) million and $(1,430.2) million, which gives effect to adjustments (i), (ii) and (iii) in the third paragraph. Please advise or revise the per share dilution amount presented throughout your filing.

4.   You provide information on the percentage of shares to be held by existing and new investors, respectively 87.1% and 12.9%, assuming that the underwriters fully exercise their option to purchase 2.55 million shares. You also state that your discussion and tables exclude, among other shares, the Class A common stock issuable upon exchange of units. We are unable to confirm the calculations underlying the percentage values provided. Please tell us how you arrived at these percentage values.

Unaudited Pro Forma Condensed Combined Financial Data, page 70

5.   Consistent with prior comment 20 in our letter dated January 16, 2015, please revise the columns of the pro forma financial statements to depict the offering transaction separately from the effect of the other transactions included in pro forma adjustments. In addition, revise to present the gross adjustments to cash and cash equivalents on the face of the pro forma financial data or provide a detailed explanation of the components of the adjustment in the notes. Refer to Rule 11-02(b)(6) and Instruction 6 to Rule 11-02(b) of Regulation S-X.

6.   We note that a debt refinancing is expected to occur upon the closing of this offering. Tell us what consideration you gave to giving effect to this change in capitalization in your pro forma financial data. Refer to Rule 11-01(a)(8) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (2) Pro Forma Adjustment, page 79

7.   Please revise the tables presented in your notes to be consistent with the chronological order of the pro forma financial data as well as the other tables throughout your filing. Refer to SAB Topic 11E.

8.   Please revise the information presented in adjustment (l) to reconcile to each of the individual adjustments to redeemable members' interest and equity that are presented on the face of the unaudited pro forma condensed combined balance sheet data. Refer to Rule 11-02(b)(6) of Regulation S-X.

9.   In your explanation of adjustment (n), tell us why you indicate that the offering proceeds you are adjusting for is before estimated offering expenses. In this regard, it appears that you have presented offering proceeds net of these estimated offering expenses.

Underwriting

Directed Share Program, page 189

10.   We note your amended disclosure in the first paragraph where you state that shares under the directed share program will be offered to, among other persons, "certain employees and other related persons," while in the second paragraph you indicate that your and FNF's directors, officers and certain managers will be invited to participate in the program. Please revise your disclosure to avoid using vague terms such as "certain employees" and "related persons" and ensure that your disclosure regarding eligible participants in the directed share program is consistent throughout your document, including the summary, principal stockholders, and related party transactions sections.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP